SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓             Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                        No   ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.
an announcement regarding the resolutions of the first meeting of the fifth session  of the board and change of board committee members and authorised representative and change of secretary  to the board (qua company secretary) of China Petroleum & Chemical Corporation (the “Registrant”); and

2.	an announcement regarding resolutions passed at the 2011 annual general meeting of the Registrant;

Each made by the Registrant on May 11, 2012.

Document No. 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT OF THE RESOLUTIONS OF THE FIRST
MEETING OF THE FIFTH SESSION OF THE BOARD
AND
CHANGE OF BOARD COMMITTEE MEMBERS
AND AUTHORISED REPRESENTATIVE
AND
CHANGE OF SECRETARY TO THE BOARD
(QUA COMPANY SECRETARY)

1.	The First Meeting of the Fifth Session of the Board

China Petroleum & Chemical Corporation (“Sinopec Corp.”) held the first meeting (the “Meeting”) of the Fifth Session of the Board of Directors (the “Board”) on 11 May 2012 at Sinopec Corp.’s headquarters.

Fifteen directors shall attend the Meeting and 13 directors attended the Meeting. Mr. Liu Yun, director, and Mr. Ma Weihua, independent non-excutive director were absent from the Meeting due to other business arrangements. Mr. Liu Yun appointed Mr. Li Chunguang, director and Mr. Ma Weihua appointed Mr. Chen Xiaojin, independent non-executive director, to attend the Meeting and vote on behalf of them respectively. Some members of the board of supervisors and some senior management of Sinopec Corp. were present at the Meeting. The convening of and the procedures for holding the Meeting were in compliance with relevant laws and Sinopec Corp.’s articles of association.

The Meeting was convened and chaired by Mr. Fu Chengyu, Chairman of the Board.

After due consideration, the directors present at the Meeting unanimously approved the following resolutions:

(1)
THAT Mr. Fu Chengyu be and is hereby appointed as the Chairman of the Fifth Session of the Board, and that Mr. Wang Tianpu and Mr. Zhang Yaocang be and are hereby appointed as the Vice Chairman of the Fifth Session of the Board.

(2)
THAT the members of the Strategic Committee, the Audit Committee, and the Remuneration and Appraisal Committee under the Board as listed below be and are hereby appointed or reappointed. The list of such Board committee members are as follows:

(a)
The Strategic Committee is comprised of Mr. Wang Tianpu as the chairman, Mr. Ma Weihua as the vice chairmen, and Messrs. Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang, Jiang Xiaoming and Andrew Y. Yan as committee members;

(b)	The Audit Committee is comprised of Ms. Bao Guoming as the chairman, and Mr. Jiang Xiaoming and Mr. Andrew Y. Yan as committee members; and

(c)	The Remuneration and Appraisal Committee is comprised of Mr. Chen Xiaojin as the chairman and Mr. Li Chunguang and Ms. Bao Guoming as committee members.

(3)	THAT the Social Responsibility Management Committee be and is hereby established under the Board.

(4)	THAT the terms of reference of the Social Responsibility Management Committee of Sinopec Corp. be and are hereby adopted.

(5)	THAT the members of the Social Responsibility Management Committee be and are hereby appointed. The list of such members are as follows:

The Social Responsibility Management Committee is comprised of Mr. Fu Chengyu as the chairman, and Messrs. Wang Tianpu, Chen Xiaojin and Ma Weihua as committee members.

(6)
THAT Mr. Wang Tianpu be and is hereby appointed by the Board as the President; Messrs. Zhang Jianhua, Wang Zhigang, Cai Xiyou, and Dai Houliang be and are hereby appointed by the Board as Senior Vice Presidents; Mr. Wang Xinhua be and is hereby appointed by the Board as the Chief Financial Officer; Messrs. Zhang Kehua, Zhang Haichao, Jiao

Fangzheng, Lei Dianwu and Ling Yiqun be and are hereby appointed by the Board as Vice Presidents; Mr. Huang Wensheng be and is hereby appointed by the Board as the Secretary to the Board (qua Company Secretary). Please refer to the appendix for the profile of Messrs. Wang Xinhua, Zhang Kehua, Zhang Haichao, Jiao Fangzheng, Lei Dianwu, Ling Yiqun and Huang Wensheng and the announcement of Sinopec Corp. dated 23 March 2012 for the profiles of other people mentioned in this paragraph.

(7)
THAT Messrs. Wang Tianpu and Huang Wensheng be and are hereby appointed as Authorised Representatives of Sinopec Corp. in charge of dealing with matters related to the listing in Hong Kong, Mr. Sang Jinghua be and is hereby appointed as the Securities Representative; and THAT the Secretary to the Board (qua Company Secretary) be and is hereby authorised to implement the matters contemplated under the above resolutions and to sign any relevant documents.

2.	Change of Secretary to the Board (Qua Company Secretary)

The Board announces that Mr. Chen Ge no longer serves as the Secretary to the Board (qua company secretary) or the Authorised Representatives of Sinopec Corp. in charge of dealing with matters related to the listing in Hong Kong. Mr. Chen Ge confirms that he has no disagreement with the Board and there is no information which needs to be brought to the attention of the shareholders. Sinopec Corp. expresses its sincere gratitude to him for his contributions to Sinopec Corp. during the term of office.

Mr. Huang Wensheng is appointed as the Secretary to the Board (qua Company Secretary). Please refer to the appendix for the profile of Mr. Huang Wensheng.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, the PRC,
11 May 2012

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ , Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Appendix:

Wang Xinhua, aged 56, CFO of Sinopec Corp., Director General of Financial Department of Sinopec Corp. Mr. Wang is a professor level senior accountant and obtained a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in October 2004, he was appointed as Director General of Finance & Planning Department of China Petrochemical Corporation; in May 2008, he was appointed as Director General of Finance Department of China Petrochemical Corporation; in March 2009, he was appointed as Director General of Finance Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Kehua, aged 58, Vice President of Sinopec Corp., Director General of Engineering Department of Sinopec Corp. Mr. Zhang is a professor level senior engineer and obtained a master degree. In February 1994, he was appointed as Vice President of No.3 Construction Company of the former China Petrochemical Corporation; in April 1996, he was appointed as Deputy Director General of Engineering & Construction Department (concurrently Vice President of Engineering & Construction Co., Ltd.) of the former China Petrochemical Corporation; in December 1998, he was appointed as Deputy Director General of Engineering & Construction Department of China Petrochemical Corporation; in September 2002, he was appointed as Director General of Engineering & Construction Department of China Petrochemical Corporation; in June 2007, he was appointed as Director General of Engineering Department of Sinopec Corp.; in May 2006, he was appointed as Vice President of Sinopec Corp.

Zhang Haichao, aged 54, Vice President of Sinopec Corp, Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd. Mr. Zhang is a professor level senior economist and obtained a mater degree. In March 1998, he was appointed as Deputy General Manager of Zhejiang Petroleum Corporation; in September 1999, he was appointed as General Manager of Zhejiang Petroleum Corporation; in February 2000, he was appointed as General Manager of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Deputy General Manager of Sinopec Sales Co., Ltd.; in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and Manager of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was elected as Employee Representative Supervisor of Sinopec Corp. and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng, aged 49, Vice President of Sinopec Corp, General Director of Sinopec Exploration and Development Department. Mr. Jiao is a professor level senior engineer and obtained the PhD Degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Development Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the General Director of Sinopec Exploration and Development Department and in October 2006, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, aged 49, Vice President of Sinopec Corp, General Director of Sinopec Development & Planning Department. Mr. Lei is a Senior Engineer and obtained university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President in Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Ling Yiqun, aged 49, Vice President of Sinopec Corp, General Director of Sinopec Refining Department. Mr. Ling is a professor level senior engineer and obtained mater degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the refining dept. of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy General Director of Sinopec Refining Department; in June 2003, he was appointed as the General Director of Sinopec Refining Department; in July 2010, he was appointed as Vice President of Sinopec Corp.

Mr. Huang Wensheng, aged 45, is the Secretary to the Board of Directors (qua Company Secretary), concurrently the Director General of Secretariat of the Board of the Directors of Sinopec Corp. and the Deputy Director General of President’s Office of Sinopec Corp. Mr. Huang Wensheng is a senior engineer and obtained university diploma. In March 2003, he started working as the Deputy Director General of Secretariat of the Board of Directors of Sinopec Corp., and has been appointed as the Representative on Securities Matters of Sinopec Corp. since May 2006. He has served as the Deputy Director General of President’s Office of Sinopec Corp. since August 2009 and as Director General of the Secretariat of the Board of Directors of Sinopec Corp. since September 2009.

Document No. 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement of resolutions passed at the 2011 Annual General Meeting

Special Notice

Sinopec Corp. and all members of the Board warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

•	There is no objection against or amendment to the proposed resolutions at the AGM;

•	There is no supplemental resolution submitted to the AGM.

A.	Convening and Attendance of the AGM

China Petroleum & Chemical Corporation (“Sinopec Corp.”) held its annual general meeting for 2011 (the “AGM”) by way of a physical meeting at Crowne Plaza Beijing Parkview Wuzhou Hotel, 8 Beichen East Road, Chaoyang District, Beijing, PRC on 11 May 2012 at 9:00 a.m. The board of directors of Sinopec Corp. (the “Board”) is pleased to announce that all the resolutions set forth in the notice of AGM of Sinopec Corp. dated 23 March 2012 were duly passed.

The number of shareholders and authorised proxies who attended the AGM was 18, holding an aggregate of 74,481,084,219 valid voting shares, representing 85.79% of the total issued shares entitling the holders to attend and validly vote at the AGM, among which the number of holders of A shares and authorised proxies was 16, holding an aggregate of 66,303,854,965 shares, representing

94.67% of total number of valid voting A shares, while the number of holders of H shares and authorised proxies was 3, holding an aggregate of 8,177,229,254 shares, representing 48.73% of total number of valid voting H shares (Note: The chairman of the AGM was authorised respectively by some of the holders of A shares and the holders of H shares to vote on behalf of them, and he was not counted repeatedly towards the calculation of the total number of the shareholders and proxies who attended the meeting). As at the Share Registration Date (10 April 2012), a total of 86,820,234,091 shares of Sinopec Corp. entitled the holders to attend and vote for or against the resolutions at the AGM. There were no shares entitling the holders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

No shareholders of Sinopec Corp. are required under the Hong Kong Listing Rules to abstain from voting, none of the shareholders has stated their intention in the circular of Sinopec Corp. dated 23 March 2012 to vote against or to abstain from voting on any of the resolutions at the AGM.

The AGM was convened by the Board and chaired by Mr. Fu Chengyu, Chairman of the Board. At the time of the AGM, there were 15 directors and 9 supervisors of Sinopec Corp.. Mr. Wang Tianpu and Mr. Zhang Yaocang, both as Vice Chairman of the Board, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cao Yaofeng and Mr. Dai Houliang, directors, attended the AGM; Mr. Wang Zuoran, chairman of the board of supervisors of Sinopec Corp. (the “Board of Supervisors”), Mr. Zou Huiping, Mr. Zhou Shiliang, Mr. Jiang Zhenying and Mr. Yu Renming supervisors, attended the AGM. Mr. Wang Xinhua, the Chief Financial Officer, Mr. Zhang Kehua, Mr. Zhang Haichao, Mr. Jiao Fangzheng, Mr. Lei Dianwu and Mr. Ling Yiqun were present at the AGM; Mr. Chen Ge, the secretary to the Board attended the AGM. The convening of and the procedures for holding the AGM, and the voting procedures at the AGM were in compliance with the requirements of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

B.	Consideration of the resolutions

The following resolutions were considered and approved respectively at the AGM by way of poll:

Ordinary Resolutions:

1.	THAT the Report of the Fourth Session of the Board of Directors of Sinopec Corp. (including the report of the Board of Directors of Sinopec Corp. for the year 2011) was considered and approved.

A total of 74,470,420,719 shares voted on this resolution, the voting results were as follows:

For: 74,469,752,219 shares (99.999102%);
Against: 668,500 shares (0.00898%).

2.	THAT the Report of the Fourth Session of the Board of Supervisors of Sinopec Corp. (including the report of the Board of Supervisors of Sinopec Corp. for the year 2011) was considered and approved.

A total of 74,470,397,319 shares voted on this resolution, the voting results were as follows:

For: 74,469,637,719 shares (99.998980%);
Against: 759,600 shares (0.001020%).

3.	THAT the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2011 was considered and approved.

A total of 74,470,369,019 shares voted on this resolution, the voting results were as follows:

For: 74,468,905,319 shares (99.998035%);
Against: 1,463,700 shares (0.001965%).

4.	THAT the plan for allocating any surplus common reserve funds at the amount of RMB 30 billion from the after-tax profits was considered and approved.

A total of 74,446,895,219 shares voted on this resolution, the voting results were as follows:

For: 74,441,072,919 shares (99.992179%);
Against: 5,822,300 shares (0.007821%).

5.	THAT the profit distribution plan of Sinopec Corp. for the year ended 31 December 2011 was considered and approved.

A total of 74,474,800,219 shares voted on this resolution, the voting results were as follows:

For: 74,468,872,419 shares (99.992041%);
Against: 5,927,800 shares (0.007959%).

6.	THAT the Board be and is hereby authorised to determine the interim profit distribution plan of Sinopec Corp. for the year 2012.

A total of 74,475,573,119 shares voted on this resolution, the voting results were as follows:

For: 74,469,629,719 shares (99.992020%);
Against: 5,943,400 shares (0.007980%).

7.
THAT KPMG Huazhen and KPMG be and are hereby re-appointed as the domestic and overseas auditors of Sinopec Corp. for the year 2012, respectively, and that the Board be and is hereby authorised to determine their remunerations.

A total of 74,475,755,219 shares voted on this resolution, the voting results were as follows:

For: 74,472,410,419 shares (99.995509%);
Against: 3,344,800 shares (0.004491%).

8.	THAT the directors of the Fifth Session of the Board were elected.

(1)	Mr. Fu Chengyu as a director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,184,597,837 shares (99.624177%);
Against: 279,854,382 shares (0.375823%).

(2)	Mr. Wang Tianpu as a director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,374,791,235 shares (99.879592%);
Against: 89,660,984 shares (0.120408%).

(3)	Mr. Zhang Yaocang as a director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,355,839,035 shares (99.854141%);
Against: 108,613,184 shares (0.145859%).

(4)	Mr. Zhang Jianhua as a director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,360,504,235 shares (99.860406%);
Against: 103,947,984 shares (0.139594%).

(5)	Mr. Wang Zhigang as a director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,360,505,035 shares (99.860407%);
Against: 103,947,184 shares (0.139593%).

(6)	Mr. Cai Xiyou as a director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,360,502,135 shares (99.860403%);
Against: 103,950,084 shares (0.139597%).

(7)	Mr. Cao Yaofeng as a director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,355,836,935 shares (99.854138%);
Against: 108,615,284 shares (0.145862%).

(8)	Mr. Li Chunguang as a director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,355,181,097 shares (99.853257%);
Against: 109,271,122 shares (0.146743%).

(9)	Mr. Dai Houliang as a director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,360,488,135 shares (99.860384%);
Against: 103,964,084 shares (0.139616%).

(10)	Mr. Liu Yun as a director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,355,640,235 shares (99.854143%);
Against: 108,611,984 shares (0.145857%).

(11)	Mr. Chen Xiaojin as an independent non-executive director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,451,328,719 shares (99.982376%);
Against: 13,123,500 shares (0.017624%).

(12)	Mr. Ma Weihua as an independent non-executive director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,455,861,919 shares (99.988464%);
Against: 8,590,300 shares (0.011536%).

(13)	Mr. Jiang Xiaoming as an independent non-executive director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,448,553,821 shares (99.978650%);
Against: 15,898,398 shares (0.021350%).

(14)	Mr. YanYan as an independent non-executive director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 73,510,290,078 shares (98.718634%);
Against: 954,162,141 shares (1.281366%).

(15)	Ms. Bao Guoming as an independent non-executive director of the Fifth Session of the Board

A total of 74,464,452,219 shares voted on this resolution, the voting results were as follows:

For: 74,452,545,519 shares (99.984010%);
Against: 11,906,700 shares (0.015990%).

The following persons who were independent non-executive directors of the Fourth Session of the Board will no longer serve in that capacity due to the expiry of terms of their appointments and the adjustment of work positions: Mr. Li Deshui, Mr. Xie Zhongyu and Mr. Wu Xiaogen. Sinopec Corp. expresses its sincere gratitude to them for their contributions to Sinopec Corp. during their term of office. Each of the retiring directors has confirmed with Sinopec Corp. that he had no disagreement with the Board and there is no information which needs to be brought to the attention of the shareholders.

9.	THAT the supervisors assumed by non-employee representatives of the Fifth Session of the Board of Supervisors of Sinopec Corp. were elected.

(1)	Mr. Xu Bin as a supervisor of the Fifth Session of the Board of Supervisors

A total of 74,465,502,219 shares voted on this resolution, the voting results were as follows:

For: 73,684,580,909 shares (98.951298%);
Against: 780,921,310 shares (1.048702%).

(2)	Mr. Geng Limin as a supervisor of the Fifth Session of the Board of Supervisors

A total of 74,465,502,219 shares voted on this resolution, the voting results were as follows:

For: 73,802,307,709 shares (99.109394%);
Against: 663,194,510 shares (0.890606%).

(3)	Mr. Li Xinjian as a supervisor of the Fifth Session of the Board of Supervisors

A total of 74,465,502,219 shares voted on this resolution, the voting results were as follows:

For: 74,303,433,268 shares (99.782357%);
Against: 162,068,951 shares (0.217643%).

(4)	Mr. Zou Huiping as a supervisor of the Fifth Session of the Board of Supervisors

A total of 74,465,502,219 shares voted on this resolution, the voting results were as follows:

For: 74,421,158,068 shares (99.940450%);
Against: 44,344,151 shares (0.059550%).

(5)	Mr. Kang Mingde as a supervisor of the Fifth Session of the Board of Supervisors

A total of 74,465,502,219 shares voted on this resolution, the voting results were as follows:

For: 74,453,766,419 shares (99.984240%);
Against: 11,735,800 shares (0.015760%).

Further, Messrs. Zhou Shiliang, Chen Mingzheng, Jiang Zhenying and Yu Renming have been elected by employees of Sinopec Corp. through a democratic election as supervisors assumed by the employees representatives of the Fifth Session of the Board of Supervisors.

The following persons who were supervisors of the Fourth Session of the Board of Supervisors will no longer serve in that capacity due to the adjustment of work positions and their ages: Mr. Wang Zuoran, chairman of the Board of Supervisors, Mr. Zhang Youcai, vice chairman of the Board of Supervisors and Mr. Li Yonggui, supervisor. Sinopec Corp. expresses its sincere gratitude for their contributions to Sinopec Corp. during their term of office. Each of the retiring supervisors has confirmed with Sinopec Corp. that he had no disagreement with the Board of Supervisors and there is no information which needs to be brought to the attention of the shareholders.

10.
THAT the service contracts between Sinopec Corp. and directors of the Fifth Session of the Board (including emoluments provisions), and service contracts between Sinopec Corp. and supervisors of the Fifth Session of the Board of Supervisors (including emoluments provisions) were considered and approved.

A total of 74,475,013,119 shares voted on this resolution, the voting results were as follows:

For: 74,441,381,466 shares (99.954842%);
Against: 33,631,653 shares (0.045158%).

11.
THAT the Secretary to the Board, be and is hereby authorised to, on behalf of Sinopec Corp., deal with all procedural requirements in relation to the election and re-election of directors and supervisors of Sinopec Corp. such as applications, approval, registrations and filings.

A total of 74,460,830,719 shares voted on this resolution, the voting results were as follows:

For: 74,459,912,819 shares (99.998767%);
Against: 917,900 shares (0.001233%).

Special Resolutions:

12.	THAT the proposed amendments to the Articles of Association were considered and approved.

A total of 74,470,935,882 shares voted on this resolution, the voting results were as follows:

For: 74,467,999,182 shares (99.996057%);
Against: 2,936,700 shares (0.003943%).

13.
THAT that the Secretary to the Board be and is hereby authorised, on behalf of Sinopec Corp., to make all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the Articles of Association (including cosmetic amendments as requested by the regulatory authorities).

A total of 74,475,460,119 shares voted on this resolution, the voting results were as follows:

For: 74,474,321,519 shares (99.998471%);
Against: 1,138,600 shares (0.001529%).

14.	THAT the Board be and is hereby authorised to determine the proposed plan for the issuance of debt financing instrument(s).

A total of 73,998,891,840 shares voted on this resolution, the voting results were as follows:

For: 67,161,697,385 shares (90.760410%);
Against: 6,837,194,455 shares (9.239590%).

15.	THAT the Board was granted a general mandate to issue new domestic shares and/or overseas listed foreign shares.

A total of 74,475,575,819 shares voted on this resolution, the voting results were as follows:

For: 67,436,763,775 shares (90.548832%);
Against: 7,038,812,044 shares (9.451168%).

In accordance with the Articles of Association and its appendices, voting on the eighth resolution was carried out by cumulative voting.

C.	Witness by lawyers

Li Liping and Jiang Xueyan, PRC lawyers of Sinopec Corp. from Haiwen & Partners, Beijing, attended the AGM and issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the AGM, the voting procedures at the AGM, the eligibility of the convenor of the AGM and the eligibility of the shareholders (or their proxies) attending the AGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the AGM were valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited was appointed as the scrutineer in respect of voting at the AGMNote.

In accordance with the requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the trading of A Shares of Sinopec Corp. on Shanghai Stock Exchange was suspended since 9:30 a.m. on 11 May 2012 and will resume for trading from 9:30 a.m. on 14 May 2012.

D.	Documents for inspection

1.	The resolutions of the AGM signed by the directors and supervisors of Sinopec Corp. and the recorder who attended the AGM; and

2.	The Legal Opinion.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC,
11 May 2012

Note: Hong Kong Registrars Limited is the H share registrar for Sinopec Corp.

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng
Name:	Huang Wensheng
Title:	Secretary to the Board of Directors

Date: May 14, 2012